Exhibit 99.1

Perion Network Adopts Limited Duration Shareholder Rights Plan
Designed to Protect Shareholders' Interests and Maximize Long-Term Value

New York & Tel Aviv– April 3, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, announced today that its Board of Directors adopted a limited duration shareholder rights plan (the "Rights Plan").

The Rights Plan is intended to enable Perion’s shareholders to realize the full potential value of their investment. It is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over Perion through open-market transactions or other means for accumulation of the Company’s shares without appropriately compensating all of Perion’s shareholders or providing the Board sufficient time to make informed, strategic decisions in the best interests of the Company and its shareholders.

Perion’s management and Board of Directors believe the Company’s current share price does not reflect its intrinsic value and its long-term growth strategy and potential. Participants in the AdTech ecosystem with deep knowledge and understanding of the Company’s technology, offerings, and talent, may view the Company as an attractive acquisition target. The adoption of the Rights Plan is intended to prevent such parties from opportunistically gaining control of the Company at an undervalued price without fairly compensating all shareholders.

The Rights Plan is not intended to prevent or interfere with any action with respect to Perion that the Board determines to be in the best interests of the Company and its shareholders. Rather, it will position the Board to fulfill its fiduciary duties to all shareholders by ensuring it can properly assess any efforts or attempts to gain control or significant influence over the company. The Rights Plan is designed to encourage anyone interested in Perion to engage with the Board and management constructively and transparently and to do so in a manner that appropriately reflects the Company’s intrinsic value. Perion’s Board and management remain fully committed to acting in all shareholders' best interests and executing Perion’s long-term growth strategy to deliver sustained shareholder value.

The Rights Plan is similar to those adopted by other publicly traded companies. Pursuant to the Rights Plan, Perion will issue one right for each ordinary share outstanding as of the close of business on April 14, 2025. While the Rights Plan is effective immediately, the rights generally would become exercisable only if an entity, person or group acquires beneficial ownership of 13% or more of Perion’s outstanding ordinary shares in a transaction not approved by the Company’s Board.

In that situation, each holder of a right (other than the acquiring entity, person or group) would have the right to purchase 0.5 ordinary shares at a purchase price of $0.01 per share. In addition, at any time after an entity, person or group acquires 13% or more of Perion’s ordinary shares, the Company’s Board of Directors may exchange 0.5 ordinary shares of the Company for each outstanding right (other than rights owned by such entity, person or group which has triggered the Rights Plan, which would have become void).

The Rights Plan will expire on April 2, 2026, or earlier as provided in the Rights Plan.

Additional information regarding the Rights Plan is contained in a Form 6-K filed by Perion with the U.S. Securities and Exchange Commission.

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com

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Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com